SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Petroquímica Paulínia S.A.
Financial Statements
at July 31, 2008
and Report of Independent Accountants

(A free translation of the original in Portuguese)	PricewaterhouseCoopers Rua Miguel Calmon, 555 9º 40015-010 Salvador, BA - Brasil Caixa Postal 1003 Telefone (71) 3243-2644 Fax (71) 3243-2943 www.pwc.comtbr

Report of Independent Auditors

To the Board of Directors and Stockholders
Petroquimica Paulinia S.A

1 We have audited the accompanying balance sheets of Petroquimica Paulinia S.A. as of July 31, 2008, and the related statements of changes in stockholders' equity and of cash flows for the seven-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Petroquimica Paulinia S.A. at July 31, 2008, and the changes in stockholders' equity and their cash flows in the seven-month period then ended, in accordance with accounting practices adopted in Brazil.

4 As described in Notes 1(a) and 2(c) to the financial statements, the Company is investing in the construction and acquisition of assets for the operation of a new polypropylene unit, in which expenditures were incurred to establish the project, obtain the environmental license and expenses related to the project development, which should be absorbed by future income of these operations, according to financial estimates prepared by the Company's management. The realization of assets comprised by these expenditures and fixed assets, recorded in permanent assets, amounting to R$777,397 thousand on July 31. 2008, will occur after the start-up of operations.

Petroquimica Paulinia S.A.

5 As mentioned in Note 2(e) to the financial statements. Law N° 11,638/07 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law 6404 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although this law is already effective, some of the changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. The financial statements on July 31, 2008 were prepared according to specific instructions and rules in effect, and may be amended in view of the process to formalize the Law N° 11,638/07.

6 As outlined in Note 1(b) to the financial statements, the Company and its shareholders are involved in a business and corporate restructuring process. The Company may be corporately affected by the outcome of such process.

Sao Paulo, August 25, 2008

/S/PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/0-5

/S/Felipe Edmond Ayoub
Felipe Edmond Ayoub
Contador CRC 1SP187402/0-4

(A free translation of the original in Portuguese)

Petroquímica Paulínia S.A. Balance sheet as of July 31,2008 In thousands of Reais

Assets		Liabilities and stockholders’ equity
Current assets		Current liabilities
Cash and cash equivalents	6,384	Suppliers	34,070
Accounts receivable	108,231	Loans and Financing (Note 4)	56,581
Inventories (Note 2(b))	44,135	Payroll and charges	2,622
Taxes recoverable (Note 2(b))	12,295	Taxes, charges and contributions	4,340
Other accounts receivable	2,284	Advances from clients	274
Prepaid expenses	855	Other accounts payable	7,377

	174,184		105,264

Non-current assets		Non-current liabilities
Long-term assets		Long-term liabilities
Judicial deposits	1	Related parties (Note 5)	68,436
Recoverable taxes (Note 2(b))	30,584	Loans and Financing (Note 4)	528,466

	30,585		596,902

Permanent assets		Stockholders’ equity
Fixed assets (Note 3)	659,122	Capital (Note 6)	280,000

Intangible assets (Note 3)	61,087
Deferred charges	57,188

	777,397

	807,982

Total assets	982,166	Total liabilities and stockholders’ equity	982,166

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

Petroquímica Paulínia S.A. Statement of changes in stockholders’ equity In thousands of Reais

	Capital

	Subscribed	To be paid	Total

At December 31, 2007	280,000	(38,177)	241,823
Capital increase (Note 6)		38,177	38,177

At July 31, 2008	280,000		280,000

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

Petroquímica Paulínia S.A. Statement of cash flows Seven-month period ended on July 31, 2008 In thousand of Reais

Cash flows from operating activities
Change in assets and liabilities
Accounts receivable	(108,231)
Inventories	(44,135)
Taxes recoverable	(40,486)
Prepaid expenses	720
Other accounts receivable	3,748
Suppliers	(56,800)
Taxes and contributions	1,371
Advances from clients	274
Other accounts payable	8,972

Cash used in operating activities	(234,567)

Cash flows from investment activities

Additions to fixed assets	(131,586)
Additions to intangible assets	(1,597)
Additions to deferred charges	(27,345)

Cash used in investment activities	(160,528)

Cash flows from financing activities

Capital subscription	27,812
Related parties - funding, net	67,860
Loans and Financing - funding, net	158,592

Cash generated in investment activities	254,264

Use of cash and cash equivalents	(140,831)

Represented by
Cash and cash equivalents, at the beginning of the year	147,215
Cash and cash equivalents, at the end of the period	6,384

Use of cash and cash equivalents	(140,831)

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

Petroquímica Paulínia S.A. Notes to the Financial Statements as of July 31, 2008 In thousands of Reais

1 Operations

(a) Petroquímica Paulínia S.A. (“Petroquímica Paulínia” or “Company”), headquartered in São Paulo, has the purpose of producing, distributing and selling polypropylene, in Brazil and abroad, as well as related activities and interest in other companies.

Petroquímica Paulínia was formed on September 16, 2005 by Braskem S.A. (“Braskem”) and Petrobras Química S.A. – Petroquisa (“Petroquisa”), and is responsible for operating the new polypropylene unit, built in the city of Paulínia, state of São Paulo. The Company’s raw material is propylene polymers, which is supplied by Petróleo Brasileiro S.A. –Petrobras (“Petrobras”), and a breakthrough technology owned by Braskem.

The industrial unit was designed to reach an initial 300 thousand tonnes/year capacity of polypropylene until the end of 2008, with a potential to reach up to 350 thousand tonnes/year. The beginning of the pre-operational phase took place at the end of April 2007, and the industrial facilities are still in the experimental stage. According to a Technical Report prepared by the Company’s process engineering, the conclusion of the pre-operating stage is set for the conclusion of equipment tests, the certification of all product families to be produced by the unit, the regularization of the logistic process, the qualification of raw materials by the integration with refineries and suppliers, the conclusion of operations tests defined, as well as the issue of the release certificate by the engineers in charge. The Company’s Management expects all these stages to be complied with until by the end of the third quarter.

(b) Petrochemical segment restructuring process

Continuing the restructuring process of the Brazilian petrochemical industry, on May 31, 2007, the Company became a subsidiary of Braskem S.A. and is under a consolidation process of its operations with that of its parent company. Petroquímica Paulínia may be affected by economic and/or corporate aspects as a result of the outcome of this process.

2 Presentation of the financial statements and main accounting practices

These financial statements were approved by the Company’s Management on August 25, 2008.

The financial statements were prepared and are being presented in compliance with the accounting practices adopted in Brazil, based on the provisions set forth by the Brazilian Corporate Law and Law N° 11,638/07.

Given the specific need of using the financial statements in the integration process mentioned in Note 1, these interim financial statements were exclusively prepared for the seven-month period ended on July 31, 2008. Comparative figures are not being presented.

When preparing the financial statements, it is necessary to use estimates to account for certain assets, liabilities and other transactions. Therefore, the Company’s financial statements include estimates regarding the selection of useful lives of fixed assets, provisions for contingent liabilities and the establishment of provisions for income tax. Actual results may differ from the estimates.

The main accounting practices adopted when preparing these financial statements are defined as follows:

(a) Cash and cash equivalents

Represented by cash on hand, bank deposits and other short-term investments with original maturities of three months or less, calculated at cost, and accrued on a pro rata basis through income.

(b) Current and long-term assets

Assets are stated at cost or realization value, including, where applicable, income, monetary and exchange variations.

Inventories are stated at the average cost of purchases and production, lower than the replacement cost or the realization value. Inventories at July 31, 2008 are mainly represented by finished products in the amount of R$30,998, raw materials in the amount of R$7,769, advances to suppliers in the amount of R$2,922 and maintenance materials in the amount of R$2,446.

The balance of recoverable taxes mainly refers to ICMS (State Value-Added Tax) credits resulting from the acquisition of assets allocated to fixed assets. The realization term is up to 48 months.

(c) Permanent assets

(i) Fixed assets

Stated at cost, combined with the following practices:

• the fixed assets are recorded by the acquisition/building cost and include the capitalization of financing charges obtained from third parties during the construction period. Capitalized charges are transferred to assets and depreciated upon their startup.

• the fixed assets depreciation is calculated by the straight-line method at annual rates mentioned in Note 3, which take in account the estimated useful life of assets.

(ii) Deferred charges

Deferred charges comprise pre-operating expenses and its amortization is made within ten years, as of the date benefits start to be generated.

(iii) Intangible assets

Costs related to the acquisition of patents, trademarks and licenses are capitalized and will be amortized using the straight-line method along their useful lives upon the project startup.

(d) Current and long-term liabilities

These are stated at known or calculable values, accruing, where applicable, corresponding charges and monetary variations incurred.

(e) Amendment to the Brazilian Corporate Law

Law N° 11,638, enacted on December 28, 2007, amended and introduced new provisions to Law N° 6,404 (Brazilian Corporation Law), with the primary intent of enabling the convergence of the accounting practices adopted in Brazil with international accounting standards issued by the International Accounting Standard Board (IASB).

The Company’s management assessed the effects of the amendments from the Law N° 11,638 in its stockholders’ equity and net income for the seven-month period ended on July 31, 2008, according to guidance and rules issued by CVM (Brazilian Securities and Exchange Commission) and IASB. Among the amendments, the presentation of the financial statements was affected by the extinguishment of mandatory presentation of the Statement of Changes in Financial Position (DOAR), which was replaced by the Statement of Cash Flows.

Despite management’s aforementioned evaluation was carried out in accordance with its best estimates and interpretation of rules issued by CVM and IASB, the main amendments enacted by Law N° 11,638 are subject to rules to be issued by the Brazilian regulatory authorities. These estimates may change in view of the process to formalize the Law N ° 11,638/07.

3 Fixed assets and intangible assets

		Accumulated depreciation/ amortization		Average rates (%)

Fixed assets	Cost		Net

Lands	15,611		15,611
Buildings and improvements	145,357	(242)	145,115	3
Machinery, equipment and facilities	473,148	(1,521)	471,627	6
Furniture and fixtures	842	(24)	818	10
IT equipment	988	(27)	961	20
Advances to suppliers	8,204		8,204
Projects in progress	16,168		16,168
Other	623	(5)	618	16

	660,941	(1,819)	659,122

Intangible assets

Software and royalty	61,780	(693)	61,087

Intangible assets are mainly composed of production technology, acquired by the Company thru an agreement for assignment of rights entered into with Braskem in 2005.

The assignment of rights includes, besides providing technology and the basic project, the extension of rights to use patents for the propylene polymers production, right to use industrial and intellectual properties, technical assistance services, access to improvements and applicable performance guarantees. The amortization of such royalty shall take place within a ten-year term, as of the date benefits start to be generated.

4 Loans and Financing

	Annual financial charges

Foreign currency
Brazilian American Merchant Bank	1.60% + annual LIBOR	97,164

Domestic currency
National Bank for Economic and	From 2.4% to 3.4% above TJLP +
Social Development (“BNDES”)	monetary variation	487,883

		585,047
Current		(56,581)

Non-current		528,466

TJLP = Long-term interest rate

(a) Brazilian American Merchant Bank

On April 5, 2007, the Company received additional funds as financing raised with the Brazilian American Merchant Bank. The Company’s credit facility approved on March 15, 2007 and amounting to US$35 million will be used to execute the polypropylene plant implementation project. The principal amount will be due on a half-yearly basis, after a 48-month grace period, and amortized in 7 half-yearly installments. Interests shall also be paid on a half-yearly basis, after six months of effectiveness of the agreement. This agreement shall expire in April 2014.

(b) BNDES

In December 2006, BNDES approved a credit facility in the amount of R$566,200 and approximately R$529,400 was disbursed up to July 31, 2008. The balance recorded in current liabilities refers to interest incurred.

The financing mentioned above set aside for the installation of plant and acquisition of domestic machinery and equipment that are fitted into FINAME’s (Government Agency for Machinery and Equipment Financing) requirements, necessary to execute the project and investment in environment.

The principal amount will be paid on a monthly basis, after a 24-month grace period, and amortized in 72 monthly installments. Interests will be paid on a quarterly basis during the grace period and monthly during the amortization period, together with principal installments. This agreement shall expire in December 2014.

Land, construction, machinery, equipment and facilities were given as collateral by the Company in the loan raised with BNDES.

5 Related Parties

It refers to current account balances with the parent company Braskem, yielded at 100% of the interbank deposit certificate (CDI).

6 Stockholders’ Equity

On July 31, 2008 the Company’s subscribed and paid-up capital stock amounted to R$280,000, represented by 280,000 common shares. In July 2008, the shareholder, Braskem paid-up the amount of R$38,177, as advances for future capital increase.

7 Financial Instruments

The Company takes part in operations that involve financial instruments, which are accounted for, with the purpose of managing the available cash of its operations and to supply eventual cash needs.

The book value of the Company’s financial instruments approximately corresponds to their market value.

The Company did not enter into agreements that may be deemed as derivative instruments during the seven-month period ended on July 31, 2008.

8 Insurance

The Company contracted civil liability insurance for work sites, construction, facilities and assembly. The insurance contracted was deemed as sufficient, by management, to cover eventual losses, taking into account the nature of Company’s current stage of activity, the risks involved in its operations and recommendations provided by insurance brokers. On July 31, 2008, the Company held insurance policies contracted with third parties, and indemnities limited to R$621,093 (unaudited).

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.